SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 5, 2006	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

CONNECTED TRANSACTION

The 7th meeting of the 5th session of the Board of Directors was convened on 30 December 2005 during which the Board of Directors considered and approved the execution of the Equity Transfer Agreement between the Company and Sinopec Corp.

Pursuant to the Equity Transfer Agreement, the Company agrees to transfer approximately 2% of its equity interest in Sinopec Finance to Sinopec Corp. at a consideration of RMB82,000,000 (approximately HK$78,846,154).

Under the Hong Kong Listing Rules, the Equity Transfer Agreement is considered to be a connected transaction and subject to reporting and announcement requirements but is exempt from independent shareholders’ approval. The same announcement is also published in Shanghai pursuant to the Shanghai Listing Rules.

The Company and all members of the Board of Directors confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibility for any false statements, misleading representations or material omissions in this announcement.

Introduction

The Board is pleased to announce that it passed a resolution on 30 December 2005 approving the execution and performance of the Equity Transfer Agreement (this “transaction” or this “connected transaction”).

Pursuant to rule 14A.32 of the Hong Kong Listing Rules, this connected transaction is subject to reporting and announcement requirements but is exempt from independent shareholders’ approval. This announcement is also published in Shanghai pursuant to the Shanghai Listing Rules.

The Equity Transfer Agreement

On 30 December 2005, the Company entered into the Equity Transfer Agreement between the Company and Sinopec Corp.

Pursuant to the Equity Transfer Agreement, the Company agrees to transfer a 2% equity interest in Sinopec Finance to Sinopec Corp.

Immediately prior to this transaction, the Company owns a 2% equity interest and Sinopec Corp. (and its associates) owns the remaining 98% equity interest in Sinopec Finance. Immediately following this transaction, the Company will not own any equity interest in Sinopec Finance.

Sinopec Finance is a company organised in July 1988 in the PRC which business comprises provision of payment collection services, loan services, negotiable instrument, letter of credit services, trust loan, trust investment services, guarantee services and settlement services to subsidiaries and associates of Sinopec Corp.

Consideration and Value of the Equity Transfer

In consideration for the Company transferring its 2% equity interest in Sinopec Finance to Sinopec Corp., Sinopec Corp. agrees to pay the Company an amount of RMB82,000,000 (approximately HK$78,846,154) in cash (the “Consideration”). According to the Equity Transfer Agreement, Sinopec Corp. shall pay to the Company the Consideration within 10 business days once the Equity Transfer Agreement becomes effective, and the effectiveness of the Equity Transfer Agreement is subject to China Banking Regulatory Commission’s approval.

As at 30 September, 2005, the net asset value attributable to the Company’s 2% equity interest as reflected on the audited accounts of Sinopec Corp. was RMB81,875,450 (approximately HK$78,726,394). The consideration for this connected transaction was arrived at based on such net asset value and based on arm’s length negotiations between the parties.

For the nine months ended 30 September 2005, the net profits, both before and after taxation and extraordinary items, attributable to the Company’s 2% equity interest amount to RMB9,039,329 and RMB6,107,112 respectively. For the financial year ended 31 December 2004, the net profits, both before and after taxation and extraordinary items, attributable to the Company’s 2% equity interest amount to RMB7,878,201 and RMB5,142,853 respectively. For the financial year ended 31 December 2003, the net profits, both before and after taxation and extraordinary items, attributable to the Company’s 2% equity interest amount to RMB6,696,217 and RMB4,149,857 respectively.

The original costs of the Company’s investment in Sinopec Finance attributable to the 2% equity interest were RMB61,077,500. The Company is expected to record a gain of RMB20,922,500 as a result of this transaction. The Company intends to use the net proceeds of this transaction as working capital.

Relationship between the Company and Sinopec Corp.

Sinopec Corp. is a substantial shareholder and the controlling shareholder of the Company. As at 30 September 2005, Sinopec Corp. owned 55.56% of the total equity interest in the Company. Sinopec Corp. is in turn owned as to 67.92% of the total equity interest by Sinopec Group.

Accordingly, Sinopec Corp. is a connected person of the Company (as defined in the Hong Kong Listing Rules and Shanghai Listing Rules).

Principal Activities of the Company and Sinopec Corp.

The Company is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Sinopec Corp. is an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. include oil and gas exploration and production, oil refining, petrochemical products and sales/marketing of refined oil products in China.

Reasons for the Connected Transaction

Provision of financial services has never been a core part of the Company’s business. In line with the Company’s strategy to streamline its operations, the Directors are of the view, which is also endorsed by all Independent Non-Executive Directors, that it is beneficial for the Company to dispose of its 2% equity interest in Sinopec Finance. This transaction will generate immediate working capital for the Company’s core operations.

Each of the Directors believe that the terms of this transaction are fair and reasonable and in the interests of the Company as a whole.

Opinions of the Independent Non-Executive Directors

Each of the Independent Non-Executive Directors is of the view that, based on the terms of the Equity Transfer Agreement and the fact that the agreement was negotiated in arm’s length, the Equity Transfer Agreement is on normal commercial terms, is fair and reasonable so far as the Company and the shareholders of the Company are concerned and is in the interests of the Company and the shareholders of the Company as a whole.

Under rule 14A.32 of the Hong Kong Listing Rules, the Equity Transfer Agreement is subject to reporting and announcement requirements but is exempt from independent shareholders’ approval. The same announcement is also published in Shanghai pursuant to the Shanghai Listing Rules.

DEFINITIONS

“Company”	Sinopec Shanghai Petrochemical Company Limited, of which the H shares are listed on The Stock Exchange of Hong Kong Limited (Stock Code: 338), as well as in New York, and Shanghai, and includes the subsidiaries of the Company except where the context otherwise requires

“connected person”	shall have the meaning ascribed to it under the Hong Kong Listing Rules and Shanghai Listing Rules

“Directors”	the directors of the Company including independent non-executive directors

“Equity Transfer Agreement”	The Equity Transfer Agreement entered into between the Company and Sinopec Corp.

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	The People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a company organised in the PRC and listed on The Stock Exchange of Hong Kong Limited (Stock Code: 386) as well as in New York, London and Shanghai

“Sinopec Finance”	Sinopec Finance Company Limited, a limited liability company organised in the PRC on 8 July 1988 in the PRC

“Sinopec Group”	Sinopec Corporation, a wholly State-owned company organised in the PRC

This announcement contains translation between Renminbi amounts and Hong Kong dollars at 1.04, being the exchange rate prevailing on the date of this announcement. The translation shall not be taken as representation that the Renminbi could actual be converted into Hong Kong dollars at that rate, or at all.

By Order of the Board
Zhang Jingming
Company Secretary

Shanghai, 30 December 2005

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

RESOLUTIONS OF THE SEVENTH MEETING OF

THE FIFTH SESSION OF THE BOARD OF DIRECTORS

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and severally and jointly accept full responsibility for any false statements, misleading representations or material omissions in this announcement.

The directors were informed of the convening of the seventh meeting of the fifth session of the board of directors of the Company (the “Meeting”) via facsimile and mail on 16 December 2005. The Meeting was held on 30 December 2005 by means of correspondence. Of the 12 directors entitled to attend the Meeting, 12 of them attended the Meeting. The Meeting complied with the requirements of the Company Law of the People’s Republic of China and the articles of association of the Company. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolution:

Resolution: the Company’s entering into an equity transfer agreement with China Petroleum & Chemical Corporation for transferring 2% of its equity interest in Sinopec Finance Company Limited to China Petroleum & Chemical Corporation at a consideration of RMB82,000,000 was considered and approved. (with 10 votes in favor, 0 votes against, 0 abstentions)

Connected directors Mr Lei Dianwu and Mr Xiang Hanyin abstained from voting on the resolution as it concerns a connected transaction.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 30 December 2005

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions Passed at the 2005 Second Extraordinary General Meeting

The Company and all of its Directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

Important: No objection or amendment was made to the proposed resolutions during the meeting.

1.	The convening and attendance of the meeting:

The 2005 Second Extraordinary General Meeting (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 30 December 2005 (Friday) at 2:00 p.m. at Shangri-La Hotel, Shenzhen, the People’s Republic of China (the “PRC”). The EGM was attended by 2 shareholders of the Company in person or by proxy holding 6.2424 billion shares, representing 86.70% of the Company’s total shares of 7.2 billion shares, among which non-listed shares amounted to 4.0167 billion shares and listed shares amounted to 2.2257 billion shares. The convening of the EGM satisfied the quorum for the meeting stipulated by the PRC Company Law and the Company’s articles of association. The EGM was convened by the board of directors, and Mr Rong Guangdao, Chairman of the Company, presided over the EGM.

2.	Review of the resolution:

The following resolution as an ordinary resolution was considered and approved at the EGM through voting by a poll:

“THAT according to the announcement published by the Company in “China Securities” and “Shanghai Securities News” on 11 November 2005 (the “Announcement”) or the circular despatched to holders of H shares on 11 November 2005 (the “Circular”), the revised annual caps for the years ending 31 December 2005, 31 December 2006 and 31 December 2007, respectively, on the raw materials connected transaction and the petroleum products connected transaction referred to in the Announcement or in section 3 in the Letter from the Board contained in the Circular are hereby generally and unconditionally approved; and that the directors of the Company are hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the revisions to the caps on the raw materials connected transaction and the petroleum products connected transaction referred to in the Announcement or in section 3 in the Letter from the Board contained in the Circular.”

(432.1 million shares voted in favor; 3 million shares voted against; 1.8073 billion shares abstained)

Votes in favor constituted 99.31% of actual voting from shareholders (or their proxies) attending the meeting.

Among shareholders with non-listed shares, 16.7 million shares voted in favor, constituting 100% of actual voting from shareholders with non- listed shares (or their proxies) attending the meeting; 0 share voted against; 0 share abstained.

Among shareholders with listed shares, 415.4 million shares voted in favor, constituting 99.29% of actual voting from shareholders with listed shares (or their proxies) attending the meeting; 3 million shares voted against; 1.8073 billion shares abstained.

Connected shareholders abstained from voting at the EGM.

The above resolution was passed at the EGM. The Company had appointed Ms. Brenda Wang of KPMG as the scrutineer to monitor the vote-taking procedures at the EGM. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited and Hong Kong & Shanghai Banking Corporation (Nominees) Limited.

3.	Lawyer’s certification

As certified by and stated in the legal opinion issued by Ms. Mou Jian, attorney from Haiwen & Partners, “the convening and holding of the EGM of the Company, the voting procedures adopted at the EGM and the qualifications of people who attended the EGM complied with the provisions of relevant laws and the articles of association of the Company.”

4.	Documents available for inspection

i.	Resolutions passed at the EGM; and

ii.	Legal opinions from the attorney.

By order of the Board Zhang Jingming Company Secretary

Shanghai, 30 December 2005

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun, Gao Jinping and Shi Wei; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.